COLUMBIA FUNDS VARIABLE SERIES TRUST II

290 Congress Street

Boston, MA 02210

April 8, 2025

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Series Trust II (the Registrant) Columbia Variable Portfolio – Corporate Bond Fund (prior to May 1, 2025, Columbia Variable Portfolio – Global Strategic Income Fund)	Post-Effective Amendment No. 97 (the Filing) File No. 333-146374/811-22127

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission (the Staff) on April 1, 2025 for the Filing filed by and on behalf of the Registrant on behalf of its series, Columbia Variable Portfolio – Corporate Bond Fund (the Fund).

Comments and responses are outlined below.

Comment 1:	Please remember to update series and class identifiers on EDGAR to reflect fund name change.

Response:	The series and class identifiers on EDGAR will be updated to reflect the Fund’s new name on the effective date of the change.

PROSPECTUS COMMENTS:

Summary of the Fund – Principal Risks

Comment 2:	We note that Foreign Securities Risk has been removed from the Fund’s principal risks and only U.S. corporate bonds are discussed in the principal investment strategies. Please confirm and/or clarify with principal investment strategy and risk disclosures if foreign securities risk will continue to be a principal risk of the Fund.

Response:	The Fund does not intend to invest principally in foreign securities; therefore, Foreign Securities Risk has been removed from the Fund’s Principal Risks.

Summary of the Fund - Principal Investment Strategies

(Revisions will be reflected in corresponding disclosure in the More Information About the Fund section, as necessary.)

Comment 3:	In the second paragraph under Principal Investment Strategies, please harmonize these instruments with the principal risk disclosures to cover all three security types (when issued, delayed delivery and forward commitment) either in Forward Commitments on Mortgage-Backed Securities (including Dollar Rolls) Risk or in separate risks.

Response:	The Fund has added the following Principal Risk:

When-Issued, Delayed Settlement and Forward Commitment Transactions, Including U.S. Treasury Floating Rate Notes Risk. When-issued, delayed delivery, and forward commitment transactions generally involve the purchase of a security with payment and delivery at some time in the future – i.e., beyond normal settlement. A Fund does not earn interest on such securities until settlement and bears the risk of market value fluctuations in between the purchase and settlement dates. Such transactions include floating rate obligations issued by the U.S. Treasury. Securities with floating or variable interest rates can be less sensitive to interest rate changes than securities with fixed interest rates, but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline. A decline in interest rates may result in a reduction in income receive from floating rate securities held by the Fund and may adversely affect the value of the Fund’s shares. Generally, floating rate securities carry lower yields than fixed notes of the same maturity. The interest rate for a floating rate note resets or adjusts periodically by reference to a benchmark interest rate. The impact of interest rate changes on floating rate investments is typically mitigated by the periodic interest rate reset of the investments. Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. The supply of floating rate notes issued by the U.S. Treasury will be limited. There is no guarantee or assurance that: the Fund will be able to invest in a desired amount of floating rate notes or be able to buy floating rate notes at a desirable price; floating rate notes will continue to be issued by the U.S. Treasury; or floating rate notes will be actively traded. Any or all of the foregoing, should they occur, would negatively impact the Fund.

Comment 4:	In the third paragraph, it is noted that the Fund intends to invest in privately placed securities pursuant to exemptions under Rule 144. Please supplementally confirm if the Fund will be invested over 15% in such securities. If so, the Staff may have additional comments.

Response:	The Fund typically expects to invest less than 15% of its net assets in Rule 144 securities, but reserves the flexibility to invest above that threshold.

More Information About the Fund — Principal Risks

Comment 5:	With respect to Sector Risk, please disclose if the Fund has risks to any particular sector and disclose any such associated risks.

Response:	The Fund has added the financials sector as a specific sector risk of investing in the Fund.

Comment 6:	With respect to Market Risk, add the paragraph discussing the Russia/Ukraine conflict to the Summary of the Fund section. Also consider discussing the Middle East, Israel and Hamas conflict and if adding such risk disclosure, it should appear in both the Summary and More Information sections. Finally, consider updating Market Risk in light of U.S. global trade policy.

Response:	We have considered the Staff’s comment and have determined not to make such changes to the Fund’s prospectus Market Risk disclosure, particularly given the fund’s U.S. focus. The Fund’s Statement of Additional Information includes additional detail.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Variable Series Trust II